Atna Terminates Option On Cerro Negro

Vancouver, B.C. (March 18, 2003) - Atna Resources Ltd. (TSX:ATN) announces that it has advised Empresa Nacional de Minera (ENAMI) that it is terminating its option to purchase the Cerro Negro copper oxide property in Chile. Atna reached its decision to terminate the option following bulk sampling, limited drilling and extensive metallurgical test work on the deposit over the past year. The results from Atna’s assessment do not justify the total amount of the cash payments negotiated in the option agreement and efforts to renegotiate terms and to bring in a partner were not successful. Atna will monitor ENAMI’s plans for the property and will continue to retain its 100% owned interest in the adjacent Celeste claims, which cover sulphide mineralization along strike from the Cerro Negro deposit.

Atna has assembled a highly prospective portfolio of gold properties in Nevada, where geophysical surveys and mapping are underway. Drilling is planned to begin in April. The company is currently evaluating several gold prospects that have the potential for significant discoveries.

For further information contact:

Michael Williams, Vice President

Tel: (604) 684-2285; Fax: (604) 684-8887

E-mail: atna@atna.com, http://www.atna.com